04015805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MarketAxess Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway 42nd Floor
(No. and Street)

New York (City) New York (State) 10005-1101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker (212) 813-6383
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 3/24/07

Notary Public

Signature

Head of Operations and Finance
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 2 2004
WASH, D.C. 158 SECTION

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Financial Condition

December 31, 2003

MarketAxess Corporation
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Shareholder of MarketAxess Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 13,652,193
Short-term investments, at market value	11,592,949
Accounts receivable	6,198,218
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $10,020,469	2,612,826
Software development costs, net of amortization of $9,002,457	4,113,357
Prepaid expenses	887,195
Deposits with clearing brokers and rental deposits	344,739
Other assets	451,899
Total assets	$ 39,853,376
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 6,330,250
Deferred license revenue	1,870,841
Accounts payable, accrued expenses, and other liabilities	1,723,948
Total liabilities	9,925,039
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	56,089,235
Accumulated deficit	(26,160,908)
Total shareholder's equity	29,928,337
Total liabilities and shareholder's equity	$ 39,853,376

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), formerly known as Trading Edge, Inc., was incorporated in Delaware on September 12, 1997, and operates an electronic, multi-dealer to client platform (the "System") for U.S. and European high-grade corporate, emerging market and high yield bond trading. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-Term Investments

Short-term investments consist of U.S. government obligations with maturities of less than one year at the time of purchase and are reported at fair value. Short-term investment purchases and sales are recorded on the trade date.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation.

Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the cost of software tools and licenses used in the development of the Company's systems, as well as certain payroll and consulting costs. The Company amortizes these costs on a straight-line basis over three years.

Deposits with Clearing Brokers and Rental Deposits

The Company maintains deposits with clearing brokers and landlords in the form of U.S. Treasury bills and cash, respectively. As of December 31, 2003, the Company had $307,400 in deposits with clearing brokers and $37,339 held by the lessor of its office space.

Income Taxes
The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Guarantees
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $15,100,321 which exceeded its required net capital of $661,669 by $14,438,652. The Company's ratio of aggregate indebtedness to net capital was .66 to 1.

The Company claims exemption from SEC Rule 15c3-3 as it does not hold customer securities or funds on account, as defined.

4. Short-Term Investments

Short-term investments consist of U.S. government obligations of $11,592,949 and are stated at estimated fair values. Such securities mature at various dates from January 8, 2004 through March 12, 2004.

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, net, are comprised of the following:

Computer and related equipment	$ 7,187,893
Office hardware	2,751,165
Furniture and fixtures	859,398
Accumulated depreciation	(9,318,561)
Total furniture and equipment, net	1,479,895
Leasehold improvements	1,834,839
Amortization	(701,908)
Total leasehold improvements, net	1,132,931
Total furniture, equipment, and leasehold improvements, net	$ 2,612,826

6. Software Development Costs

Software development costs, net, are comprised of the following:

Software development costs	$ 13,115,814
Amortization	(9,002,457)
Total software development costs, net	$ 4,113,357

7. Income Taxes

As of December 31, 2003, the Company has a gross deferred tax asset of approximately $29,440,076 reduced to a net deferred tax asset of zero by a valuation allowance. In establishing the valuation allowance, the Company has determined it is more likely than not that its gross deferred tax asset will not be realized as the Company does not have a history of profitability. The Company had a net operating loss carryforward at December 31,2003, of approximately $64,942,231, which will begin to expire in 2018. In addition, the Company pays certain taxes to local taxing authorities, which are not based on income.

The Company has net operating loss carryforwards of $24,293,659 which are not subject to any utilization limit.

During 2001, the Company has an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and other pertinent tax provisions, the utilization of the net operating loss carryforwards existing at the date of the ownership change, which totaled $40,648,572, are subject to annual utilization limitations. Consequently, the Company may not be able to utilize some or all of such net operating losses prior to their expiration.

8. Related Parties

As of and for the year ended December 31, 2003, the Company had the following balances and transactions with related parties that include shareholders of the Company's parent, MarketAxess Holdings Inc.:

Cash and cash equivalents	$ 13,652,193
Accounts receivable	3,979,528
Software development	373,890
Accounts payable	378,207

Short-term investments consist of U.S. government obligations on deposit with a related party in such party's role as a custodian.

The Company has an agreement with Moneyline Telerate ("Moneyline") under which Moneyline developed a significant core element of the System. Moneyline owns shares in the Company's Parent. In consideration of Moneyline's provision of services under the agreement, the Company pays Moneyline a variable monthly fee. Of this, $373,890 was capitalized and is included in

Software development. Amounts capitalized under the license agreement will be amortized over the useful life of the developed software, which is three years.

The Company is contingently obligated for a letter of credit from a broker-dealer client for $1,400,000 (see Note 9).

9. Commitments and Contingencies

At December 31, 2003, the Company is contingently obligated for two letters of credit deposited with landlords for office space. One letter of credit for $400,000 is collateralized with a certificate of deposit held in the name of MarketAxess Holdings Inc. The other letter of credit for $1,400,000 is collateralized with a U.S. government obligation also held in the name of MarketAxess Holdings Inc.

The Company leases its office space under non-cancelable lease agreements expiring at various dates through 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases net of sublease income are as follows:

Year Ending December 31,	Minimum Rentals
2004	$ 1,076,189
2005	1,126,872
2006	1,126,872
2007	1,126,872
2008	1,126,872
Thereafter	1,314,684
Total	$ 6,898,361

The Company entered into a sublease for one of its properties on July 1, 2001 which will continue through October 31, 2004. The Company entered into a sublease for another one of its properties on March 19, 2003 which will continue through July 11, 2004. The balance of the leasehold sublease provision at December 31, 2003 is $59,495 and is included in accounts payable, accrued expenses and other liabilities.

10. Savings and Retirement Plans

The Company offers its employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no matching contributions to the 401(k) Plan for the year ended December 31, 2003, although it has discretion to do so in the future.

11. Segment Information

The Company's operations as an electronic, multi-dealer to client platform for the trading of fixed income securities constitute a single business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region are not necessarily meaningful in understanding its business.